UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _____________

Commission file number  0-20664

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BOOKS-A-MILLION, INC.
401(k) PROFIT SHARING PLAN

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 22, 2011

Plan Administrator
Books-A-Million, Inc. 401(k) Profit Sharing Plan
Birmingham, Alabama

We have audited the accompanying statements of net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Books-A-Million, Inc. 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements.  The supplementary information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Warren, Averett, Kimbrough & Marino, LLC
Birmingham, Alabama

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Investments	$16,383,944	$12,424,695
Receivables
Company contributions	731,324	765,320
Total assets	17,115,268	13,190,015
LIABILITIES
Interest payable	23,971	--
Refund of excess contributions payable	129,828	--
Total liabilities	153,799	--

Net assets available for benefits	$16,961,469	$13,190,015

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,315,462
Interest and dividends	463,942
2,779,404
Contributions:
Company contributions	731,324
Participant contributions	1,353,646
Rollovers from participants	237,012
2,321,982
Total additions	5,101,386

Deductions from net assets attributed to:
Distributions to participants	1,306,915
Administrative expenses	23,971
Total deductions	1,330,886
Net increase prior to transfer	3,770,500

Transfers to the plan	954

Net increase	3,771,454

Net assets available for benefits:
Beginning of year	13,190,015

End of year	$16,961,469

See notes to financial statements.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.   DESCRIPTION OF PLAN

The following description of the Books-A-Million, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information.  For a more complete description of the Plan’s provisions, refer to the Plan agreement.

General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  All employees of Books-A-Million, Inc. and its subsidiaries (the "Company") who have completed six consecutive months of service and have attained the age of 21 are eligible to participate in the Plan.  Under a trust agreement effective September 12, 2003, SunTrust Bank, NA (the "Trustee") was appointed trustee for the Plan.

Contributions
Each year, participants are allowed to make elective contributions to the Plan, not to exceed 15% of their compensation, as defined.  Participants may also make rollover contributions of amounts representing distributions from other qualified retirement plans.  Participants age 50 and older may also make catch-up contributions.  The Company’s contribution to the Plan equals a discretionary matching contribution of up to 6 % of a participant’s compensation plus a discretionary profit sharing contribution.  In order for participants to receive discretionary matching contributions, they must meet minimum service requirements and be actively employed as of the last day of the Plan year.  For the Plan year ended December 31, 2006, the Company’s contributions to the Plan equaled a discretionary matching contribution of 6% of a participant’s eligible compensation.  No profit sharing contributions were made during this time.  Contributions are subject to certain regulatory limitations.

Participant Accounts
Each participant’s account is credited with the participant’s elective contribution and any related actual earnings (losses) and annually with the Company’s discretionary matching contribution and an allocation of the Company’s discretionary profit sharing contribution  (if applicable).  Participants are also charged with an allocation of administrative expenses, if any, based on account balances, as defined.  Participants may direct their contributions, any Company matching contributions and any related earnings into various investment options available under the Plan.  In addition, participants are allowed to change their investment elections quarterly.

Vesting
Participants are vested immediately in their voluntary contributions plus actual earnings (losses) thereon.  Vesting in the Company’s matching discretionary contributions and the Company’s discretionary profit sharing contributions, plus actual earnings (losses) thereon, is based upon years of service.  A participant vests 20% a year after completion of one year of service and is 100% vested after five years of credited service.

Forfeitures
Forfeitures are created when participants terminate employment before becoming fully vested in their benefits under the Plan.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $97,202 and $27,998, respectively.  Under the terms of the Plan agreement, forfeitures can first be used to pay Plan expenses, and any remaining forfeitures may be used to reduce future Company contributions to the Plan.  During 2006, Company contributions were reduced by $27,998 from forfeited nonvested accounts.

Payment of Benefits
Upon termination of service due to retirement, disability, death or termination of employment, the participant’s vested account balance is paid in a lump sum distribution.  If the vested benefit in the Plan (excluding amounts attributable to rollovers) does not exceed $5,000, then the participant’s benefit must be distributed in a single lump-sum payment as soon as administratively feasible following the event that entitles the participant to a distribution.  If the vested benefit in the Plan (excluding amounts attributable to rollovers) exceeds $5,000, then the participant must consent to the distribution before it may be made.  The participant may elect to receive a distribution as a single lump-sum payment of the entire account balance.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 (subject to certain restrictions and approval) or 50% of the participant’s vested account balance.  The loans are issued by the Plan and secured by the balance in the participant’s account.  Loans with a face amount less than $2,000 must be repaid within a period of three years.  All other loans must be repaid within a period of five years, unless the loan is used to purchase a principal residence, whereby the loan must be repaid within a reasonable period of time not to extend beyond 15 years.  Under the terms of the Plan agreement, Plan loans will bear a reasonable rate of interest consisting of a fixed rate of interest equal to the prime rate at the loan’s inception plus one percent.  Principal and interest are repaid to the Plan ratably through monthly payroll deductions.

Investment Options
Participants may direct their contributions, any discretionary Company contributions and any related earnings into various investment options.  In addition, participants are allowed to change their investment elections quarterly.  The investment options include the SunTrust Retirement Stable Asset Fund, the STI Classic US Government Securities Fund, the STI Classic Balanced Fund, the MFS Value Fund, the SunTrust Retirement 500 Index Fund, the Fidelity Advisor Dynamic Capital Appreciation Fund, the AIM Small Capital Growth Fund, the Templeton Foreign Fund, the STI Classic Small Capital Value Equity Fund, the STI Classic Prime Quality Money Market and Books-A-Million, Inc. common stock.

In addition, the Company's discretionary profit-sharing contributions, if any, are fulfilled through the contribution of Company common stock.

Administrative Expenses
Substantially all administrative costs and management fees of the Plan are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements of the Plan have been prepared based on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Collective trust funds are stated at fair value as determined by the trustee, based upon the quoted market prices of the underlying investments.  Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

Subsequent to year-end, the Financial Accounting Standards Board issued several pronouncements relating to fair value. The new guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value.  The guidance also expands disclosures about fair value measurements for assets and liabilities and is effective for the Plan in phases beginning with the Plan year ending December 31, 2008. Plan management does not expect that the adoption of this guidance will have a material effect on the reported amounts in the Plan’s financial statements and expanded disclosures will be provided upon adoption.

As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan adopted this guidance effective December 31, 2006.  The Plan invests in a collective trust fund that is fully benefit-responsive, however, contract value at December 31, 2006 approximates fair value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Payment of Benefits
Benefits are recorded when paid.

3.   INVESTMENT INFORMATION

The fair values of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	December 31
	2006		2005

Fidelity Advisor Dynamic Capital Appreciation Fund		$3,784,507	$3,233,980
SunTrust Retirement Stable Asset Fund		$3,035,560	$2,109,381
MFS Value Fund		$2,109,086	$1,677,034
SunTrust Retirement 500 Index Fund		$1,509,311	$1,294,787
STI Classic Balanced Fund		$1,030,775	$931,788
STI Classic US Government Securities Fund	$	*	$738,132
Books-A-Million, Inc. Company Stock		$2,311,394	$1,179,057
* Investment is less than 5%.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,315,462 as follows:

December 31, 2006

Mutual funds	$619,179
Collective trust funds	302,841
Company stock	1,393,442
Total net appreciation in fair value of investments	$2,315,462

4.   TAX STATUS

The Plan has adopted a prototype nonstandardized profit sharing plan with a cash or deferral arrangement.  The Plan obtained its latest determination letter on July 22, 2004, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts.

6.  CORRECTIVE DISTRIBUTIONS

Plan management made corrective distributions from the Plan totaling $129,828 and $0 (excluding earnings) for the Plan years ending December 31, 2006 and 2005, respectively, due to over-contribution of salary deferral and matching contribution amounts.  These amounts are included in the refund of excess contributions payable in the accompanying statements of net assets available for benefits at December 31, 2006 and 2005, respectively.

7.   RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds, collective trust funds and money market funds managed by SunTrust Bank, NA.  SunTrust Bank, NA is the trustee of the Plan, and, therefore, these transactions qualify as party-in-interest transactions.  The fair market value of the Company stock held as investments as of December 31, 2006 and 2005 was

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005
AND FOR THE YEAR ENDED DECEMBER 31, 2006

$2,311,394 and $1,179,057, respectively.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31
	2006	2005

Net assets available for benefits per the financial statements	$16,961,469	$13,190,015
Contributions receivable	(731,324)	(765,320)
Interest payable	23,971	--
Refund of excess contributions payable	129,828	--
Net assets available for benefits per Form 5500	$16,383,944	$12,424,695

The following is a reconciliation of contributions per the financial statements to Form 5500:

December 31
2006

Total contributions per the financial statements	$2,321,982
Prior year contributions receivable	765,320
Current year contributions receivable	(731,324)
Current year refund of excess contributions payable	129,828
Total contributions per Form 5500	$2,485,806

10.   SUBSEQUENT EVENTS

The Plan was amended April 1, 2007 to allow the Plan to assess a disbursement fee against an individual participant's account for the following Plan distribution expenses: lump-sum distributions following termination, death or disability; administrative fees attributable to the distribution of a participant's account upon termination; fees attributable to the processing of a qualified domestic relations order; hardship distributions processing fees; and in-service distributions processing fees.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	SunTrust Retirement 500 Index Fund	Collective trust	$1,509,311
*	SunTrust Retirement Stable Asset Fund	Collective trust	3,035,560
	AIM Small Capital Growth Fund	Mutual fund	297,930
	Fidelity Advisors Dynamic Capital Appreciation Fund	Mutual fund	3,784,507
	Templeton Foreign Fund	Mutual fund	404,903
	MFS Value Fund	Mutual fund	2,109,086
*	STI Classic Small Capital Value Equity Fund	Mutual fund	327,949
*	STI Classic Balanced Fund	Mutual fund	1,030,775
*	STI Classic US Government Securities Fund	Mutual fund	729,583
*	STI Classic Prime Quality Money Market	Money market	97,202
*	Books-A-Million, Inc.	Common stock	2,311,394
*	Books-A-Million, Inc.	Common stock (pending)	1,343
*	Participant loans	Loans to participants (interest rates ranging from 5.00% to 10.00%)	744,401

			$16,383,944

    *  Represents a party-in-interest.

    Column (d) has not been presented as this information is not applicable.

See accompanying independent auditors' report.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BOOKS-A-MILLION, INC. 401(k) PROFIT SHARING PLAN

Date: February 22, 2011	by: /s/Clyde B. Anderson
Clyde B. Anderson
Chairman, President and Chief Executive Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Douglas G. Markham
Douglas G. Markham
Executive Vice President and Chief Administrative Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Date: February 22, 2011	by:/s/Brian W. White
Brian W. White
Chief Financial Officer of Books-A-Million, Inc., the Plan Administrator of the Books-A-Million, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Exhibit 23.1                      Consent of Independent Registered Public Accounting Firm.